

August 28, 2017

Mail Stop 4631

<u>Via E-mail</u>
Scott Christopher
Chief Financial Officer
Fortress Transportation and Infrastructure Investors, LLC
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **Fortress Transportation and Infrastructure Investors, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-37386**

Dear Mr. Christopher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31 2016</u>

<u>Business, page 5</u>

<u>Our Portfolio, page 8</u>

<u>Jefferson Terminal, page 8</u>

1.   We note your disclosure stating that you are currently developing a large multi-modal crude oil and refined products handling terminal at the Port of Beaumont, Texas and direct pipeline connections to local refineries. Please expand your disclosure to include the estimated completion dates of the terminal and pipeline connections.

2.   We note your disclosure stating that in 2016, Jefferson Gulf Coast Energy Partners, a subsidiary of the Company, formed a joint venture to construct and operate an ethanol distribution hub at the Jefferson Terminal, and construction of Phase I is currently expected to be completed in the second half of 2017. Please expand your disclosure to include the number of phases, as well as a description of the work to be performed and estimated completion date of each phase.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Application of Critical Accounting Policies, page 83</u>

<u>Goodwill, page 84</u>

3.   Given the amount of goodwill and intangible assets in your Jefferson Terminal segment, and the segment losses it has incurred in each of the past three fiscal years, please provide us with your impairment analysis for both of these assets as of December 31, 2016 according to the guidance in ASC 350-20-35 and 350-30-35-14, with quantification and support for all key assumptions.

4.   Please expand your disclosure to quantify and discuss in further detail all key assumptions made in determining the fair value of Jefferson Terminal goodwill and intangible assets, and disclose the period in which you expect the segment to begin consistently generating positive cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction